SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

____________________________________________
                                             :         CERTIFICATE
         In the Matter of                    :              OF
                                             :         NOTIFICATION
     DOMINION RESOURCES, INC.                :            NO. 7
       Richmond, Virginia                    :
                                             :
       File Nos. 70-9517                     :         TRANSACTIONS
                 70-9555                     :         DURING PERIOD
                 70-9679                     :
                                             :
(Public Utility Holding Company Act of 1935) :         July 1, 2001
                                             :            through
                                             :       September 30, 2001
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

     By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), an exempt holding company, and Consolidated Natural Gas Company ("Old CNG"), a registered holding company, to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

     By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing


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authorizations of Dominion and its subsidiaries given in the Initial
Financing Order were enhanced and extended.

     By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

     This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order and the Restructuring Order during the third quarter of 2001 with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power").

     Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.


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I.   FINANCING BY DOMINION

     A. Sale of Dominion Common Stock

        1. Sales to Plans

            Dominion issued and sold the following shares of its common stock during the reporting period.

                                              Number of      Dollar Values
                                                Shares        (Thousands)
                                             ____________    _____________

          Dominion Direct Investment Plan       484,929         $29,466
          Employee Savings Plan                 314,416          18,864

        2. Public Offerings


            None.


     B. Short Term Debt

            During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on September 30, 2001 were as follows.

                                         Maximum          Principal Amount
                                       Outstanding         as of 9/30/01
                                       (thousands)          (thousands)
                                       ___________        ________________

        Dominion                         $830,198            $635,773
        Virginia Power                    216,492             177,812


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            On May 31, 2001, Dominion, Virginia Power and CNG entered into a 364 day credit facility agreement with a consortium of 22 banks. The credit agreement allows aggregate borrowings by Dominion, Virginia Power and CNG up to $1.975 billion. Subject to the maximum aggregate limit of $1.975 billion, Virginia Power and CNG may borrow up to the full commitment and Dominion may borrow up to $750 million. Although Virginia Power and CNG each have access to the full $1.975 billion, they will operate within internally allocated limits of $200 million and $850 million, respectively.
        No borrowings were made under the credit agreement during the quarter.

     C. Long-Term Debt

            On July 2, 2001 Dominion issued $100,000,000 principal amount of Medium Term Notes, Series A - Floating Rate ("Notes") in a public offering through Merrill Lynch & Co. as agent. The net proceeds to DRI after the agent's discount or commission of $250,000 was $99,750,000. The Notes have a stated maturity date of July 2, 2003.

            The Notes carry interest at LIBOR plus 60 basis points. The initial interest rate was set at 4.39% per annum and is reset every three months. The Notes were offered and sold to the public pursuant to a prospectus supplement, dated May 25, 2001, to


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        Dominion's shelf registration statement at File No. 333-55904.
        The registration statement, the base Rule 424(b) prospectus and the prospectus supplement are hereby incorporated by reference.

            The net proceeds were used to meet a portion of general capital requirements or the refinancing of other outstanding debt.


II. EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR SUBSIDIARIES

     A. Equity Investments

            There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.


     B. Guaranties and Other Credit Support

            Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total exposure on these guaranties as of September 30, 2001 is approximately $2.7 billion, and the subsidiaries' debt subject to such guaranties totaled $721 million.


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III. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

     None.



IV.  RESTRUCTURING OF NONUTILITY INTERESTS

     From time to time Dominion Exploration & Production, Inc. ("DEPI") may enter into a standard form of farm-out agreement with Dominion Transmission, Inc. ("DTI") with respect to leases owned by DTI. DEPI pursuant to the agreements would acquire the right to drill wells on lands covered by leases owned by DTI. DTI, to the extent DEPI has completed wells under the agreement, is obligated to assign to DEPI the rights to the wells and associated leases following request by DEPI. To the extent such lease interests may be considered an interest in a business, the assignment of the leases from DTI to DEPI would be a restructuring of nonutility interests within the Dominion system pursuant to the Restructuring Order.


V. EXHIBITS

   A. Joint Form U-6B-2 for Dominion Energy Direct Sales, Inc., Dominion Metering Services, Inc., Dominion Alliance Holding, Inc. and Dominion Energy Technologies, Inc. for Rule 52 transactions reported in Dominion's Form U-9C-3 for the quarter.


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                                     SIGNATURE

     The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



                                      DOMINION RESOURCES, INC.
                                      By  N. F. Chandler
                                      Its Attorney



Dated November 29, 2001


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                                                       Exhibit A

                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.
                                 FORM U-6B-2

                          Certificate of Notification

                                   Filed By

                       Dominion Energy Direct Sales, Inc.
                        Dominion Metering Services, Inc.
                         Dominion Alliance Holding, Inc.
                       Dominion Energy Technologies, Inc.


     This certificate is notice that the above named companies ("DEDS," "DMS," "DAH" and "DETI," respectively) have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

     1. Type of the security or securities:

        Evidence of indebtedness for Advances ("Advances")

     2. Issue, renewal or guaranty:

        Issue by book-entry.

     3. Principal amount of each security:

        For the calendar quarter ending September 30, 2001

                   Company                Amount
                   _______                ______

                    DEDS               $70,969,843
                    DMS                    179,000
                    DAH                  3,302,000
                    DETI                 1,000,000



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                                                           Exhibit A
                                                           Continued


     4. Rate of interest per annum of each security:

        The annual interest rate on the Advances mirrors that of the lending parent on its indebtedness.

     5. Date of issue, renewal or guaranty of security:

        Various during the quarter.

     6. If renewal of security, give date of original issue:

        Not applicable.

     7. Date of maturity of each security:

        Open account.

     8. Name of the person to whom each security was issued, renewed or guaranteed:

                   Company                        Recipient
                   _______                        _________

                    DEDS                     Dominion Energy, Inc.
                    DMS                      Dominion Resources, Inc.
                    DAH                      Dominion Resources, Inc.
                    DETI                     Dominion Resources, Inc.


     9. Collateral given with each security, if any:

        None.

    10. Consideration received for each security:

        Same as disclosed under Item 3.

    11. Application of proceeds of each security:

        To provide working capital.


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                                                           Exhibit A
                                                           Continued

    12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

    13. If the security or securities were exempt from the provisions of
        Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

        Not applicable.

    14. If the security or securities are exempt from the provisions of
        Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

        Not applicable.

    15. If the security or securities are exempt from the provisions of
        Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

        Rule 52.



                                     Dominion Energy Direct Sales, Inc.
                                     Dominion Metering Services, Inc.
                                     Dominion Alliance Holding, Inc.
                                     Dominion Energy Technologies, Inc.

                                     By:  N. F. Chandler
                                          Their Attorney


Date:	November 29, 2001



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